Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 11 - 2008

May 7, 2008
AURIZON REPORTS HIGHLIGHTS OF FIRST QUARTER 2008 RESULTS

Aurizon is pleased to announce highlights of its financial results for the period ended March 31, 2008. (To review the complete interim unaudited financial statements or Management's Discussion and Analysis please see the Company's SEDAR filings at www.sedar.com or on the Company's website at www.aurizon.com.)

The first quarter was highlighted by the following activities:

•

Cash flow from operating activities increased 30% to $15.6 million compared to the fourth quarter of 2007.

•

Gold production of 42,074 ounces, 14% higher than the fourth quarter of 2007.

•

Net loss of $3.8 million, or ($0.03) per share, and adjusted net earnings of $3.3 million, or 0.02 per share.

•

Debt facility principal repayment of $26.7 million.

•

Operating profit margin per ounce increased 24% compared to the fourth quarter of 2007.

At March 31, 2008, Aurizon had cash balances of $42.1 million, of which $20.7 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt facility.  Long-term debt at March 31, 2008 was $22.7 million, down from $44.9 million at December 31, 2007.

“Our operating cash flow demonstrates the strong cash generating capacity of Casa Berardi in the current gold price environment”, said David Hall, President and CEO.  “This enabled us to reduce our debt by 37% during the quarter and will provide a strong foundation to fund our increasing exploration activity at Joanna and our other projects.” he added.

FINANCIAL RESULTS

First Quarter 2008

In the first quarter of 2008, Aurizon incurred a net loss of $3.8 million, or ($0.03) per share, compared to net earnings of $0.7 million, or nil per share, in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $8.0 million and foreign exchange gains of $0.9 million, on an after tax basis.  After adjusting for these items, net earnings for the quarter were $3.3 million, or $0.02 per share, compared to adjusted net earnings in the first quarter of 2007 of $1.2 million or $0.01 per share.

During the first quarter of 2007 Casa Berardi was not in commercial production and accordingly, the statement of earnings reflects only the ongoing administrative and exploration costs of the Company, net of interest and royalty income.  Also included in the first quarter 2007 earnings was a non-cash future income tax recovery of $3.5 million.

Revenue from Casa Berardi operations totalled $35.1 million in the first quarter of 2008 from the sale of 39,611 ounces of gold and 8,000 ounces of silver.  Actual gold production in the quarter was 42,074 ounces.  The average realized gold price was US$877 per ounce and the average Cdn/US exchange rate was 1.01.  Included in the average realized gold price are 17,111 ounces of gold sold at an average price of US$833 per ounce from the exercise of call options.

Aurizon Mines Ltd.
News Release – May 7, 2008
Aurizon Reports Highlights of First Quarter 2008 Results

Operating costs in the first quarter of 2008 totalled $16.9 million, while depletion, depreciation and accretion (“DD&A”) totalled $7.6 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$422 and DD&A amortization was US$191, for a total production cost of US$613 per ounce.

In the first quarter of 2008, rising gold prices together with a weaker Canadian dollar, partially mitigated by the expiry of gold options and foreign exchange contracts, have resulted in a non-cash $9.9 million increase in the net unrealized derivative liabilities from $14.8 million at the end of 2007 to $24.7 million at March 31, 2008.  In the same quarter of 2007, $0.6 million was charged to operations.  The non-hedged derivative instruments comprise gold and foreign currency price protection contracts that were required as a condition for closing a $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  There are no margin requirements with respect to these derivative positions.

Higher professional fees related to amendments to the debt facility; stock based compensation costs relating to the fair value of stock option grants; together with increased corporate activity, resulted in administrative and general costs in the first quarter of 2008 increasing to $2.6 million from $1.2 million in the same period of 2007.

Exploration expenditures of $2.3 million incurred at Joanna and Kipawa, were charged to operations during the first quarter of 2008, compared to $1.2 million in the same period of 2007.

Interest costs associated with the project debt facility, totalling $1.1 million, were charged to operations in the first quarter of 2008.  In the same period of 2007, interest costs of $1.2 million were capitalized as Casa Berardi was not in commercial production.

A future income tax expense relating to Quebec mining taxes of $0.8 million was charged to operations in the first quarter of 2008, together with a future income tax recovery of $0.5 million in respect of federal income taxes associated with the first quarter loss.  As Quebec mining taxes do not recognize derivative gains or losses, a future tax provision has been charged to operations.  For federal and provincial income tax purposes, derivative gains and losses are considered timing differences.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which income is applied.

Foreign exchange gains totalling $1.2 million were realized in the first quarter of 2008, of which $0.9 million is related to currency forward contracts established for the project debt facility that matured during the quarter.

Commercial operations at Casa Berardi resulted in cash flow from operating activities of $15.6 million in the first quarter of 2008, compared to cash outflows of $2.4 million in the same period of 2007.

Capital expenditures totalled $3.9 million in the first quarter, of which $3.7 million was on sustaining capital at Casa Berardi.  As Casa Berardi was not in commercial production during the first quarter of 2007, gold revenues and related operating costs were deferred and included with mineral property costs.  In the first quarter of 2007, gold sales of $23.0 million were realized from the sale of 30,100 ounces of gold, and operating and capital expenditures of $16.3 million were incurred at Casa Berardi.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations.  These restricted cash balances decreased by $11.0 million in the first quarter of 2008 as a result of a principal debt repayment of $26.7 million and interest payments of $1.1 million, partially offset by cash flow from Casa Berardi operations, net of sustaining capital.   In 2007, gold sales, net of operating, capital, and debt service costs, resulted in an increase in the restricted cash balances of $4.2 million.

A reassessment of refundable tax credits resulted in an additional expense of $0.5 million in the first quarter of 2008.  In the same period of 2007, Aurizon received $2.5 million from accrued provincial refundable mining duties.

Aggregate investing activities resulted in cash inflows of $6.6 million, compared to cash inflows of $5.1 million in the same period of 2007.

Financing activities during the first quarter of 2008 resulted in a net cash outflow of $25.6 million.  The second principal debt repayment of $26.7 million was made at the end of March 2008 from the Company’s restricted cash account.  The exercise of incentive stock options provided $0.9 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $1.1 million.

Aurizon Mines Ltd.
News Release – May 7, 2008
Aurizon Reports Highlights of First Quarter 2008 Results

CASH RESOURCES AND LIQUIDITY

As at March 31, 2008, cash and cash equivalents stood at $21.3 million, compared to $24.8 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $20.7 million compared to $31.8 million as at December 31, 2007.

Aurizon had working capital of $16.2 million as at March 31, 2008, compared to $31.9 million at the end of 2007.  Included in current liabilities are two principal debt payments due in September 2008 and March 2009 totalling $21.4 million, compared to principal payments of $25.7 million included in current liabilities at the end of 2007.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi, extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  This additional principal repayment, together with the scheduled repayment, resulted in a total repayment of $26.7 million on March 31, 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.

Long term debt at March 31, 2008 totalled $22.7 million of which $20.9 million is project debt, $1.7 million is refundable government assistance and $0.1 million are equipment capital leases.

Operations

Casa Berardi produced 42,074 ounces of gold in the first quarter of 2008, of which 39,611 ounces were sold at an average price US$877 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 219,274 ounces of gold.

Ore throughput in the mill during the first quarter of 2008 increased to 163,694 tonnes from 104,663 tonnes in the same period of 2007 as a stable daily production rate of 1,799 tonnes per day was achieved.  An average ore grade of 8.6 grams/tonne was achieved in the first quarter of 2008, matching the ore grades planned for 2008.  Mill recoveries averaged 92.6%, in the first quarter of 2008.  This compares to ore grades of 10.1 grams/tonne and mill recoveries of 93.8% in the first quarter of 2007.

Total cash costs, on the basis of gold sold, were US$422 per ounce in the first quarter of 2008, 5% higher than plan and compared to US$402 per ounce in the fourth quarter of 2007.  Unit mining costs in the first quarter of 2008 were $110 per tonne, 8% higher than the fourth quarter of 2007 costs of $102 per tonne due to a higher ratio of drift and stope development costs being charged directly to operations and additional rehabilitation work required on the haulage drift.

Operating profit margin per ounce increased 24% to $455 per ounce from US$368 per ounce in the fourth quarter 2007.

OUTLOOK

Based upon first quarter results and the 2008 mine plan, Casa Berardi remains on target to produce approximately 160,000 – 170,000 ounces of gold at a total cash cost of approximately US$400 per ounce, using a Cdn$/US$ exchange rate at parity.  Cost containment will continue to be a challenge as significant cost pressures impact the mining industry.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain operating performance benchmarks by September 30, 2008, as stipulated by the lenders.  The Company plans to achieve these benchmarks by mid year 2008.

Sustaining capital costs at Casa Berardi are estimated to total $15.4 million in 2008, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 will total 5,100 metres, including 1,700 metres of ramping; 2,400 metres of drifting; and 1,000 metres of raising.

More than 375 people are currently active on site at Casa Berardi, of which 62 are Aurizon employees and the balance are contractors.

Aurizon Mines Ltd.
News Release – May 7, 2008
Aurizon Reports Highlights of First Quarter 2008 Results

Aurizon has approved an additional exploration budget for Joanna of $6.3 million for 2008 in order to advance the project to pre-feasibility stage in 2009.  As a result, Aurizon intends to invest over $20 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $10 million will be expensed.  In total, over 115,000 metres of drilling should be completed.

The Company’s financial position at March 31, 2008, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

Conference Call

Aurizon management will host a conference call and live webcast for analysts and investors on Wednesday, May 7, 2008 at 11:00 a.m. Pacific Standard Time (2:00 p.m. Eastern Standard Time) to review the results and project activities.  You may access the call by calling the operator at 416-641-6139 or toll free access at 1-866-300-7687 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com, or through www.InvestorCalendar.com.

Those who wish to listen to a recording of the conference call at a later time may do so by calling
416-695-5800 or 1-800-408-3053 (Passcode 3260238#).  This playback version of the call will be available until Wednesday, May 14, 2008.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, and exploration budgets.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate, or that expectations will be achieved and the Company does not assume any obligation to update these forward looking statements.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.